UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2010
Commission File Number 000-51138
GRAVITY Co., Ltd.

(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity to Acquire Controlling Interest in Barunson Interactive
Seoul, South Korea — September 28, 2010 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), an online game developer and publisher based in South Korea, today announced that it signed an agreement on September 28, 2010 to acquire a 50.8% equity interest in Barunson Interactive Co., Ltd. (“Barunson Interactive”), an online game developer based in Korea. The purchase price is KRW 11,688 million (approximately US$10,126 thousand). The closing of transaction is expected to occur on or about October 25, 2010 subject to customary closing condition. Upon closing of the purchase of the shares, Gravity will acquire control over the management of Barunson Interactive and will be in a position to appoint the majority of the board of directors of Barunson Interactive. Gravity announced that the purpose of the transaction is to strengthen its online game development capabilities and secure quality online game line up.
Barunson Interactive was founded in 2003 and currently has two massively multiplayer online role playing games (“MMORPG”s) commercially offered, Dragonica and Dragonraja, and one MMORPG under development. Dragonica, a three-dimensional side scrolling MMORPG, is commercially serviced in 10 countries including China, Japan and European countries. Gravity entered into a license agreement for Dragonica in the United States and Canada on August 17, 2010.
Mr. Toshiro Ohno, the President and CEO of Gravity, commented “We expect this transaction will create significant value for Gravity and its shareholders as Barunson Interactive has talented online game developers with great experience. We believe it represents an important step forward to secure continuous profit by diversifying our revenue source and create synergy from the two companies’ online game development teams.”
About GRAVITY Co., Ltd. ---------------------------------------------------
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 59 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: yoonjoo.lee@gravity.co.kr
Telephone: +82-2-2132-7800
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: September 28, 2010	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer